Exhibit 99.1

ANNOUNCEMENT

Date:	June 2010

Re:	Shareholder Vote Announcement

Ross Grieve

Hello, I’m Ross Grieve, chairman of the board of PCL Employees Holdings Limited. I have some important shareholder messages to share with you. Paul Douglas, the president and CEO of PCL Construction Holdings, and Peter Beaupré, president and chief operating officer of our US operations, will help with these messages.

If you are a shareholder of PCL Employees Holdings Limited, you will soon receive an e-mail inviting you to participate in an online voting procedure through PCL Connects. The resolution you will be asked to vote on is an important step in the history of our employee-owned company, so I encourage you to carefully review the materials that will be posted on PCL Connects and then vote on this resolution.

Last month, after an exhaustive financial and legal investigative process, the board of directors of PCL Employees Holdings Ltd. resolved unanimously to move ahead with a plan to deregister its shares with the United States Securities and Exchange Commission, commonly known as the SEC. All of the members of the board of directors of PCL Construction Holdings Ltd. were present at this meeting and expressed their unanimous support for this decision as well.

By changing certain aspects of the PCLEH corporate structure, we may terminate the registration of our shares with the SEC. I believe that this will further reinforce our employee ownership structure.

Approval by shareholders will soon be required to move ahead with this plan. Look for an e-mail to come your way soon.

As a shareholder myself, I am personally in favour of this resolution. I am confident that it will be of benefit to us all at PCLEH and all of our shareholders. I will now turn it over to Paul Douglas to tell you more about this process.

Paul Douglas

Hello. This upcoming vote is an important step in the strategic plan we have going forward for the PCL family of companies. To grow and remain competitive … to strive harder to be construction leaders in markets that we are not number one, and increase our position in the markets where we lead … we need to continue to create a level playing field for ourselves in relation to our competitors.

In 2005, when PCLEH followed through on a mandatory registration with the SEC, we were required to post a significant amount of financial and strategic information publicly. The requirement to post that information continues. All of this information is available on the Internet for our competitors, customers, and subcontractors to analyze. We are required to do this, even though shares are available only to PCL employees and directors.

It is important for you to know that in the North American construction industry, many of our competitors are not publicly traded. They therefore do not have to post the same information publicly. This really provides a distinct business advantage for these competitors.

Furthermore, the registration and reporting process with the SEC is a costly one for us. I believe the money we spend annually on this process would be better applied to other important purposes.

The structure we are proposing to implement will return us to the position we were in prior to 2005. It will enable us to keep sensitive information confidential, while continuing to deliver important financial information to our shareholders.

However, we can only proceed with this proposal if we receive approval from shareholders. I encourage you to review the information you will receive as soon as possible and then cast your vote.

This resolution will have no effect on the number of shares you currently own, the value of the shares you currently own, or the number of shares you may be offered in the future.

As a shareholder myself, I am personally in favour of this resolution, as I believe it will help us grow and will benefit all of us as shareholders. I will now turn it over to Peter Beaupré.

Peter Beaupré

Hello. You will soon receive a detailed information package on PCL Connects. That package will explain why we think deregistration is a good idea, how the proposal will work, and what effects it will have on you as a shareholder.

This new strategy will not affect the number of shares you currently own or will be offered in the future. Nor will it affect the formula for determining the value of your shares.

Because we are registered with the SEC and not with any Canadian securities commission, the deregistration proposal relates mostly to shares held by US residents only. I am a resident of the United States, with responsibility for our US operations. Therefore, my review of this proposal has focused largely on the potential impact on US shareholders. I am satisfied that this proposal is in the best interests of the corporation and is fair to our US shareholders. I have discussed this with all of our US directors and they share my views.

You will receive an e-mail shortly, directing you to a PCL Connects Web page where you can read much more about this resolution and vote online. Please visit that Web page as soon as possible and review the information that has been posted. I then encourage you to vote.

On behalf of Ross, Paul, myself, and your Board of Directors, thank you for your time.